SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 2014

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2014, incorporated by reference herein:

<u>Exhibit</u>

99.1 Release dated December 02, 2014, entitled "RESULTS OF ANNUAL GENERAL MEETING".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: December 02, 2014

By: /s/ Themba Gwebu

Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
Interest Rate Issuer code: DRDI
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

RESULTS OF ANNUAL GENERAL MEETING

DRDGOLD shareholders are advised that at the annual general meeting ("**AGM**") of shareholders held on Friday, 28 November 2014, all the ordinary and special resolutions, as set out in the notice of AGM dated 29 October 2014, were approved by the requisite majority of shareholders present or represented by proxy, with the exception of ordinary resolution number 5 relating to the general authority to issue shares for cash which was withdrawn at the AGM.

The total number of DRDGOLD shares eligible to vote at the AGM is 385 383 767. The number of shares voted in person or by proxy was 270 779 800 representing 70.26% of the total issued share capital of the same class of DRDGOLD.

All resolutions proposed at the AGM, together with the percentage of shares abstained, as well as the percentage of votes carried for and against each resolution, are as follows:

Ordinary resolution number 1: To reappoint KPMG Inc. as independent auditors of the Company for the ensuing period terminating on the conclusion of the next AGM of the Company

Shares Voted	Abstained	For	Against
270 630 905 70.22%	148 895 0.04%	270 289 795 99.87%	341 110 0.13%

Ordinary resolution number 2: To elect Mr J A Holtzhausen as a director of the Company

Shares Voted	Abstained	For	Against
270 455 295 70.18%	324 505 0.08%	269 861 595 99.78%	593 700 0.22%

Ordinary resolution number 3: To elect Mr A T Meyer as a director of the Company

Shares Voted	Abstained	For	Against
270 432 505 70.17%	347 295 0.09%	269 824 955 99.78%	607 550 0.22%

Ordinary resolution number 4: To re-elect Mr J Turk as a director of the Company

Shares Voted	Abstained	For	Against
270 469 255 70.18%	310 545 0.08%	269 765 645 99.74%	703 610 0.26%

Ordinary resolution number 5: General authority to issue securities for cash

This ordinary resolution was withdrawn.

Ordinary resolution number 6: Election of Audit Committee members

Shares Voted	Abstained	For	Against
202 030 710 52.42%	68 749 090 17.84%	196 695 606 97.36%	5 335 104 2.64%

Ordinary resolution number 7: Endorsement of the Remuneration Policy

Shares Voted	Abstained	For	Against
270 009 985 70.06%	769 815 0.20%	263 728 929 97.67%	6 281 056 2.33%

Ordinary resolution number 8: To authorise the directors to sign all required documents

Shares Voted	Abstained	For	Against
270 318 295 70.14%	461 505 0.12%	270 028 325 99.89%	289 970 0.11%

Special resolution number 1: General authority to repurchase issued securities

Shares Voted	Abstained	For	Against
270 568 665 70.21%	211 135 0.05%	267 398 884 98.83%	3 169 781 1.17%

Special resolution number 2: General authority to provide financial assistance in terms of sections 44 and 45 of the Companies Act

Shares Voted	Abstained	For	Against
270 169 575 70.10%	610 225 0.16%	269 054 115 99.59%	1 115 460 0.41%

Special resolution number 3: Amendment to Memorandum of Incorporation

Shares Voted	Abstained	For	Against
269 929 995			
70.04%	849 805	269 311 075	618 920
	0.22%	99.77%	0.23%

Notes

- Percentages of shares voted are calculated in relation to the total issued share capital of DRDGOLD eligible to vote
- Percentage of shares for and against are calculated in relation to the total number of shares voted at the AGM
- Abstentions are calculated as a percentage in relation to the total issued share capital of DRDGOLD eligible to vote

Johannesburg
02 December 2014

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